Prospectus Supplement	Filed pursuant to Rule 424(b)(3) and 424(c)
Registration Statement No. 333-201762

VOLTARI CORPORATION

1,014,982 SHARES OF COMMON STOCK, ISSUABLE UPON EXERCISE OF COMMON STOCK WARRANTS

This prospectus supplement (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Post-Effective Amendment No. 2 to our Registration Statement on Form S-1, effective as of August 14, 2015 (the “Prospectus”), relating to the issuance of 1,014,982 shares of our common stock, par value $0.001 per share, upon the exercise of outstanding warrants, at an exercise price of $6.50 per whole share. We issued these warrants on April 9, 2013 (at the time we became the successor registrant to Motricity, Inc.) in exchange for the warrants to purchase shares of common stock of Motricity issued on October 11, 2012. As a result of a 1-for-10 reverse stock split, and pursuant to the terms of the Warrant Agreement by and between the Company and American Stock Transfer and Trust Company, as Warrant Agent, dated as of October 11, 2012, ten (10) warrants must be exercised to purchase one (1) share of common stock, at a price of $6.50 per whole share. The Company is not required to issue fractions of shares of common stock upon exercise of the warrants. No securities are being offered pursuant to this prospectus other than 1,014,982 shares of our common stock that will be issued upon exercise of such warrants.

This Prospectus Supplement is being filed in order to incorporate into and to include in the Prospectus the information set forth in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2015, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our common stock is currently traded on the Nasdaq Capital Market, under the symbol “VLTC.” On September 22, 2015, the closing sale price of our common stock was $7.70 per share.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 5 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 23, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2015

Voltari Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-55419	90-0933943
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

601 W. 26th Street

Suite 415

New York, NY 10001

(Address of Principal Executive Offices, including Zip Code)

(212) 388-5500

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On September 17, 2015, Voltari Corporation (the “Company”) through its wholly-owned subsidiary, Voltari Real Estate Holding LLC (“Buyer”), completed its previously announced acquisition of a real estate parcel in Long Branch, New Jersey from 160 Brighton Acquisition, LLC (“Seller”) pursuant to the terms of an Agreement for Sale and Purchase, dated August 7, 2015, between Buyer and Seller, for a purchase price of approximately $3.63 million, which was paid in cash out of the working capital of the Company.

The property is subject to a triple net lease with JPMorgan Chase Bank, N.A. (“Chase”), the original term of which expires in June, 2020 (with two, five-year renewal options), pursuant to which Chase is responsible for payment of basic rent as well as the payment of real estate taxes, maintenance costs, utilities, tenant’s insurance and other property related costs. The average annual rental income for the property over the remaining term of the original lease is expected to be approximately $203,000.

Item 9.01.	Financial Statements and Exhibits

(a)	Financial Statements of the Businesses Acquired.

Information regarding the financial statements of the tenant was included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2015, and is incorporated herein by reference.

(b)	Pro Forma Financial Information.

Pro forma financial information was included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed with the SEC on August 14, 2015, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLTARI CORPORATION

September 23, 2015	By:	/s/ John Breeman
(Date)		John Breeman
Chief Financial Officer